

June 6, 2024

Don O'Connell
Chief Executive Officer
CHARLES & COLVARD, LTD.
170 Southport Drive
Morrisville, NC 27560

   Re: CHARLES & COLVARD, LTD.
     Registration Statement on Form S-3
     Filed on May 31, 2024
     File No. 333-279874

Dear Don O'Connell:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jenny O'Shanick at 202-551-8005 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Julie F. Rizzo